UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 22 October,2004  By /s/Ronald Lea Erratt Company Secretary

Chairman's Address
2004  Annual General Meeting

Good Morning

I am very pleased to present the Chairman's report for the year ended June 2004.

Initially I would like to recap on the financial result for the year. I will then recall some of the important milestones achieved during the period, and conclude with my view of the next stage for the Company.
Our CEO Christopher Naughton will follow with the report from management, then Professor Husband, our Research Director, will address Research and Development issues, and finally Professor Kelly will report on the position with our clinical program in both the oncology and wound healing areas.
After these reports on the operations of the Company, I will be pleased to take questions from shareholders on any aspects of the Company's activities.


The financial results:

At this meeting two years ago, I stressed that the major financial measurement for a developing company such as ours which is dealing in a new and exciting technology, was the imperative to conserve cash reserves. Business planning would have to be executed with the knowledge that obtaining new cash inputs would be uncertain. Accordingly we insisted that our cash position would be our first reporting item.
I am pleased to report that our Novogen consolidated group cash position at the end of June 2004 was in excess of A$ 55 million. This was up from A$ 28 million the year before. The most significant cash input came from the successful floatation on the NASDAQ US exchange of our US oncology subsidiary Marshall Edwards, Inc. ("Marshall Edwards").

Mr Naughton will report further on the mechanics of that development in his report. Suffice to say in this overview that the Marshall Edwards IPO was an outstanding success.
The strategy, and implementation of that strategy was an endorsement of the foresight and management capacity of the Novogen executive and financial teams.

The second item of our financial reporting is the profit and loss position attributable to members of the Company.
To the year ended June 2004, the loss was A$10.9 million up slightly on the A$10.5 million of the prior year. For a growing research and development company, this is a satisfactory result. It is the view of the Board and management that the Company must continue to invest in its core competencies and technologies. You will hear from Professor Husband and Professor Kelly about the status of the discovery, preclinical and clinical programs, and I am sure you will be pleased with the progress that we are making, with, what is by industry standards, very modest expenditure.

The third headline item of financial reporting is the revenue line. This showed a decrease to $A 16.4 million from last year's $A 24.2 million, reflecting the realignment of the Over-the-Counter ("OTC") business to join the Company's focus on cash retention and the bottom line profit and loss position, and a reduction in expenses of $A 5.9 million.
Despite the difficult and crowded market in within which our OTC business competes, we do see some turnaround in sales and we remain committed to the business as a potential cash generator and as a strategic beneficiary of our future pharmaceutical business.


Important events of the year:

We announced a number of significant progress milestones n our clinical development program, and a number of major corporate achievements. In fact our announcements regarding research and development and patent matters have averaged one every four weeks. And excluding procedural announcements to the stock market, our corporate updates have averaged one a month. In total, we have made a non-procedural announcement on average once every two weeks. All of these announcements have been important and of substance reflecting progress on a broad front.

Despite the fact that drugs in clinical trials are not usually the subject of progress reports from clinicians, we have had progress reports that our anti-cancer drug phenoxodiol has been accelerating through the clinical program. We had the benefit during the year of an interim report from the clinicians at Yale New Haven Hospital in the US. Their updates were presented this year at the meeting of the American Association for Cancer Research held in Florida, and at the meeting of the Society of Gynecologic Oncologists held in San Diego. We have learnt from those reports that our expectations for phenoxodiol as both a monotherapy and as a chemo-sensitiser are realistic. To have phenoxodiol in clinical trials for ovarian, prostate, renal and cervical cancers simultaneously is ambitious but we believe offers future patients, and current shareholders a very real potential for success.

Also in the oncology arena we have announced the commencement of the clinical program for NV-18. This event triggers the opportunity for Marshall Edwards to make a bid for the licence to the compound, and to then run the program in the way it is currently managing the phenoxodiol development. Marshall Edwards is now undertaking due diligence on NV-18 in order to ascertain its position with regard to a licence. If Marshall Edwards were to make a bid for the compound, it is then up to Novogen to negotiate with Marshall Edwards or seek a better offer, which Marshall Edwards has the opportunity to match if it chose to so do.

This year our leading cardiovascular drug candidate entered clinical trials in Melbourne. The compound, trans-NV-04, will be tested in human subjects who are at risk of cardiovascular disease, but are otherwise healthy. To have a third exciting compound already in the clinic is tangible proof that unlike many biotechs, Novogen is able to exploit opportunities for a whole new class of compounds across a number of therapeutic areas.

Of great benefit to the Company is the news that we were one of the major recipients of the Australian Government's Pharmaceutical Partnership Program, known as "P3". This potential receipt of $10 million over five years is not only a welcome financial contribution to the Company's research, but a confirmatory endorsement of the science and probable outcomes of the Company's development programs and clinical trials.
It with great pleasure that I recall the announcement from May that chronicled the appointment of the Company founder and Executive Director, Graham Kelly, as an adjunct professor of Sydney University.
The recognition of his achievements and contribution to Australian science and his practical application of medical research is to be applauded. On behalf of the Company and all shareholders I congratulate Professor Kelly.



The view forward:

A great deal of effort has been expended by the Board this year on the issue of corporate governance.
This matter is particularly pertinent for the Group, as we have companies listed on three stock exchanges and are regulated by the US, UK and Australian authorities.
The seemingly endless repetition of governance statements often within the same document does in our view diminish the impact these important declarations of company procedure and supervision should have. We trust that as the supervisory authorities become more confident with the intent of these actions and statements, that these mandated statements themselves will become more meaningful and pertinent to individual companies, and perform the role of shareholder reassurance for which they were intended.

The number of collaborations with which the Company manages its clinical and research affairs will continue to increase.
The model that the Company uses to leverage its intellectual property and maximise the intellectual contribution from recognised experts around the world, has achieved timely results and will continue.

Future corporate reorganisation and realignment of the type we have seen this year with Marshall Edwards will depend on the circumstances at the time. Our overall strategy of out-licensing our compounds at or after phase II will drive the structural necessities of the Company.

The Company recently put its audit work out for reappraisal. This is part of an ongoing endeavour by the Board to subject all our arrangements to scrutiny for their efficiency and contemporary relevance to our internationally expanding corporate structure. A motion will be put to the meeting today to appoint new auditors, who we believe will match the Company's needs for the future and represent value for shareholders.

Under the variable definition of "biotechnology companies", Novogen has now the largest market capitalisation on the Australian stock exchange. But we are conscious of two important factors here. One is that like Stephen Bradbury at the Speed skating at the last winter Olympics, it is possible to come first because everyone else has fallen over. And secondly, in the US market we are just a minnow in market capitalisation. This offers us a tremendous upside in the US markets, with both Novogen and Marshall Edwards listed on the NASDAQ in the US, we have an increasing number of US investors who see our potential in US terms.

The Board is determined to realise that potential and do everything possible to meet both existing and new shareholder expectations, by achieving success in our chosen field of providing more effective treatments for the worldwide patient population who suffer from degenerative diseases.

I would like to thank the staff of Novogen for their continued initiative, enthusiasm and commitment.
Like many shareholders of Novogen, the employees have a passion for assisting in an endeavour whose success is likely to bestow a fundamental and lasting benefit on mankind.





Philip Johnston
Chairman
Novogen Limited
22 October, 2004